SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

March 31, 2020	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

March 30, 2020

Press Release

Company Name: LINE Corporation Representative: Takeshi Idezawa, President and Representative Director
Code Number: 3938, First Section, Tokyo Stock Exchange
Inquiries: Corporate Development / Investor Relations
TEL: 03-4316-2050

Announcement Regarding Partial Revision to Specific Details of Stock Option Issuance

As written in “Notice Regarding the Issuance of Stock Options” published on July 9, 2019, LINE Corporation resolved at its board of directors meeting to issue stock options to its employees and those of its subsidiaries under the program name, “The LINE Corporation 25th Stock Options.”

However, clarifying eligible employees and the number of stock acquisition rights has been taking longer than expected. Therefore, pursuant to Article 370 of the Companies Act of Japan and Article 25, Paragraph 2 of LINE Corporation’s Articles of Incorporation, the board of directors resolved today to partially revise the stock option issuance details, specifically to determine a new allotment date and payment due date for The LINE Corporation 25th Stock Options.

LINE Corporation 25th Stock Options

5.	Specific details of Stock Option issuance to the Company’s employees and its subsidiaries’ employees

(before)

Details of Stock Options to be issued to the employees of the Company and its subsidiaries on April 3, 2020, are as follows:

(revised)

Details of Stock Options to be issued to the employees of the Company and its subsidiaries on April 30, 2020, are as follows:

(10)	Allotment Date for the Stock Options

(before)

April 3, 2020

(revised)

April 30, 2020

(11)	Payment Date of Money in Lieu of the Stock Options

(before)

April 3, 2020

(revised)

April 30, 2020